SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)1

                      Harding Lawson Associates Group, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   412293-10-2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 31, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 412293-10-2                13D             Page 2 of 11 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          LIONHEART GROUP, INC.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   328,000
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                    8     SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                328,000
                ----------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      328,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.55%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                      IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                13D             Page 3 of 11 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  ACQUISITOR PLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   134,400
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                    8     SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                134,400
                ----------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      134,400
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.69%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                      CO
================================================================================

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CUSIP No. 412293-10-2                13D             Page 4 of 11 Pages
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         The following  constitutes Amendment No. 5 to the Schedule 13D filed by
Lionheart Group, Inc. ("Lionheart") and the initial Schedule 13D filed by Acquisitor plc ("Acquisitor"). The Schedule 13D, as amended, filed by Lionheart is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.

Item 2 is amended to include the following:

Item 2.  Identity and Background.

         Items 2(a),  2(b),  2(c) and 2(f) are amended to include the following:
         Filing Parties.

         2) Acquisitor plc, a company incorporated in Wales and England of the United Kingdom with a business address of Avery House, 52 Brook's Mews, London W1Y1LE. Acquisitor is newly formed and will endeavor to achieve a high rate of capital growth for its shareholders by acquiring significant holding in companies which its Directors consider to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

         The directors of Acquisitor are C. Duncan Soukup, John Radziwill, Luke Johnson, James Ozanne, Christopher Mills, Peter Melhado and Nicholas Barham. The business address of Messrs. Radziwill and Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The business address of Messrs. Johnson, Ozanne, Mills, Melhado and Barham is c/o Acquisitor's business address given above.

         Messrs. Soukup, Radziwill, Johnson, Mills and Barham are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.

         Control Relationships:

         Messrs. Soukup and Radziwill serve as directors of both Lionheart and Acquisitor.

         Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 328,000 Shares of Common Stock acquired by Lionheart is $2,271,746 and came from the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased. The aggregate purchase price of the 134,400 Shares of Common Stock acquired by Acquisitor is $1,012,800 and came from its working capital.

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CUSIP No. 412293-10-2                13D             Page 5 of 11 Pages
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Item 4 is amended to read as follows:

Item 4. Purpose of Transaction.

                  The Reporting Persons believe that the shares of Common Stock of Harding Lawson Associates Group, Inc. (the "Issuer") are undervalued and represent an attractive investment opportunity. The Reporting Persons intend to have open communications with the Issuer's management and actively monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise. The Reporting Persons may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in Item 4.

Item 5(a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,004,328 Shares outstanding, which is the total number of shares of Common Stock outstanding as of December 30, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1999.

                  As of the close of business on February 8, 2000, Lionheart beneficially owns 328,000 Shares of Common Stock, constituting approximately 6.55% of the Shares of Common Stock outstanding and Acquisitor beneficially owns 134,400 Shares of Common Stock constituting approximately 2.69% of the Shares of Common Stock outstanding.

                  (c) Schedule B annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

Item 6 is amended to read as follows:

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

                 See Item 2 for a description of certain interrelationships between officers and directors of Lionheart & Acquisitor. Lionheart and Acquisitor have formed a group as set forth herein and in discussions concerning alternative strategies with regard to the Common Stock of the Issuer.

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CUSIP No. 412293-10-2                13D             Page 6 of 11 Pages
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Item 7 is amended to include the following:

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed herewith:

Exhibit 1 Joint Filing Agreement dated as of February 8, 2000 by and between Lionheart Group, Inc. and Acquisitor plc.

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CUSIP No. 412293-10-2                13D             Page 7 of 11 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2000                     LIONHEART GROUP, INC.


                                            By:/s/ C. Duncan Soukup
                                               ---------------------------------
                                            Name: C. Duncan Soukup
                                            Title:President


                                            ACQUISITOR PLC


                                            By:/s/ John Radziwill
                                               ---------------------------------
                                            Name: John Radziwill
                                            Title:Chairman

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CUSIP No. 412293-10-2                13D             Page 8 of 11 Pages
------------------------------                    ------------------------------


                                   SCHEDULE A


           Information Concerning the Executive Officers and Directors
                                of Acquisitor plc


Acquisitor is managed by the Board of Directors, whose details are given below:

Charles Duncan Soukup, Managing Director, aged 44
Mr. Soukup is president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994. Subsidiaries of Lionheart Group manage or advise a number of hedge funds as well as a number of [long-only] US Pension Fund accounts. From 1988 to 1994 Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department. Mr. Soukup will be responsible for the Company's acquisition strategy and for identifying and investigating potential targets and will share the selection process with Mr. Johnson. He has 20 years of experience of making investments in public and private companies and was until recently a director of Sage Laboratories, Inc., a US public company that was acquired by Filtronic plc of the UK.

Luke Oliver Johnson, Director, aged 37
Mr. Johnson is the non-executive chairman of Belgo Group plc and a director of Intrinsic Value Partnership Limited. He has over 15 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served an executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of the Company in light of his other business interests.

John Stanislas Albert Radziwill, Non-Executive Director, aged 52
Mr. Radziwill is a director of Lionheart Group, Inc. Mr. Radziwill is also [currently] a director of Air Express International Corporation, a US publicly quoted company engaged in worldwide transportation and logistics, and of Interequity Capital Corporation, a Small Business Investment Corporation (SBIC) licensed by the United States small business administration (SBA). From 1977 to 1997, Mr. Radziwill was president of Radix Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company

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CUSIP No. 412293-10-2                13D             Page 9 of 11 Pages
------------------------------                    ------------------------------


engaged in international transportation services. Mr. Radziwill is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

James Ozanne, Non-Executive Director, aged 55
Mr. Ozanne has been the principal at Greenrange Partners, which makes early to late stage venture capital investments and which participates in management buy-outs since 1996. He is also currently the Vice Chairman and a director of Financial Security Assurance with which he has been involved since 1989. Until recently Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp Mortgages on May 1, 1999. Between 1989 to 1996, Mr. Ozanne was Chairman and CEO of the company now known as Nations Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and CEO, a position which he had held in the enlarged company. Mr. Ozanne was the CEO of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance units and asset management strategy.

Christopher Mills, Non-Executive Director, aged 47
Mr. Mills has been a Chief Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

Peter Melhado, Non-Executive Director, aged 42
Mr. Melhado is the General Partner of Polaris Partners, L.P., an investment partnership he co-found in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, [both of which are U.S. investment management firms]. Mr. Melhado is also the President of Iroquis Avenue Foundation, a [U.S.] charitable Trust.

Nicholas Barham, Non-Executive Director, aged 40
Mr. Barham is the Chief Executive Officer and a Director of Park Street Investments (UK) Limited and Park Street Investments Pty Limited, an Australian domiciled private investment company since March 1995. Mr. Barham is also the Executive Chairman of and, through Park Street Investments Pty Limited since January 1994, the largest shareholder of Arlington Group plc, a Director of Sappa plc since March 1997. Before February 1999, Mr. Barham was the Executive Chairman of both CSL Xenon (IOM) Limited and Xavier Computer Group plc.

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CUSIP No. 412293-10-2                13D             Page 10 of 11 Pages
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                                   SCHEDULE B

                           Transactions in the Shares
                             Within the Past 60 Days


                         Shares of Common
                              Stock            Price Per              Date of
 Purchaser               Purchased/(Sold)        Share            Purchase/Sale
                         ----------------        -----            -------------
 Lionheart                   9,000               $7.625             12/01/99
 Lionheart                   1,700               $7.313             12/09/99
 Lionheart                  22,000               $7.139             12/14/99
 Lionheart                  15,000               $7.125             12/15/99
 Lionheart                   7,500               $7.250             12/16/99
 Lionheart                   1,500               $7.188             12/17/99
 Lionheart                   1,300               $7.375             12/21/99
 Lionheart                   6,000               $7.375             12/22/99
 Lionheart                  10,000               $7.438             12/23/99
 Lionheart                   3,500               $7.563             12/27/99
 Lionheart                  10,000               $7.500             12/31/99
 Lionheart                  30,000               $7.469             01/19/00
 Acquisitor                  6,400               $7.063             01/31/00
 Acquisitor                 15,000               $7.500             02/01/00
 Acquisitor                  1,000               $7.563             02/04/00
 Lionheart                (111,700)              $7.438             02/07/00
 Acquisitor                112,000               $7.500             02/07/00

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CUSIP No. 412293-10-2                13D             Page 11 of 11 Pages
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, Amendment No.5 dated February 8, 2000 with respect to the shares of common stock, $0.01 par value, of Harding Lawson Associates Group, Inc. executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the United States Securities Exchange Act of 1934, as amended. The undersigned further agrees to jointly file any amendments to this Amendment No. 5 which shall be required by law.

                  This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Date: February 8, 2000                       LIONHEART GROUP, INC.


                                             By:/s/ C. Duncan Soukup
                                                --------------------------------
                                             Name: C. Duncan Soukup
                                             Title:President



Date: February 8, 2000                       ACQUISITOR PLC


                                             By:/s/ John Radziwill
                                                --------------------------------
                                             Name:  John Radziwill
                                             Title: Chairman